                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

 X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
___   EXCHANGE ACT OF 1934

        FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                      OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
___    EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ___________________ TO
           ________________________.

Commission file number  0-19239
                      __________


                   LAW COMPANIES GROUP, INC. 401(k) SAVINGS
                               PLAN (the "Plan")
         ____________________________________________________________
                           (Full title of the Plan)


                           LAW COMPANIES GROUP, INC.
            114 Townpark Drive, Suite 500; Kennesaw, Georgia 30144
________________________________________________________________________________
      (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


                           Exhibit Index at Page 23

                             REQUIRED INFORMATION

Audited financial statements and schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herein in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits
_________________________________

A) The following financial statements and schedules are being filed pursuant to the Required Information to Form 11-K:

     1) Statements of Net Assets Available for Benefits - December 31, 1996 and 1995

     2) Statements of Changes in Net Assets Available for Benefits - December 31, 1996 and 1995

     3)  Schedules

         a)  Assets Held for Investment Purposes - December 31, 1996

         b) Transactions in Excess of 5% of the Current Value of Plan Assets - Year Ended December 31, 1996

B)   The following exhibit is filed as part of this annual report:

     Exhibit 23              Consent of Independent Auditors

                                               Financial Statements and
                                               Supplemental Schedules


                                               Law Companies Group, Inc.
                                                  401(k) Savings Plan

                                         Years ended December 31, 1996 and 1995
                                           With Report of Independent Auditors

                           Law Companies Group, Inc.
                              401(k) Savings Plan


                Financial Statements and Supplemental Schedules



                    Years ended December 31, 1996 and 1995



                                   Contents

Report of Independent Auditors.............................................1

Financial Statements


Statements of Net Assets Available for Benefits............................2
Statements of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements..............................................4


Supplemental Schedules

Line 27a-Schedule of Assets Held for Investments Purposes.................14
Line 27d-Schedule of Reportable Transactions..............................15

                        Report of Independent Auditors


The Board of Directors
Law Companies Group, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Law Companies Group, Inc. 401(k) Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and of reportable transactions for the year ended December 31, 1996 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



June 13, 1997

                           Law Companies Group, Inc.
                              401(k) Savings Plan

                Statements of Net Assets Available for Benefits

                                                                December 31
                                                           1996             1995
                                                        ---------------------------
Assets
Investments (Note 3):
  Massachusetts Mutual Live Insurance Company:
    General Investment Account (unallocated
     insurance contract) - at contract value            $14,924,175     $13,924,628
    Separate Investment Account: Equity Fund at
      fair value                                         14,569,435      12,440,267
    Separate Investment Account: Balanced Fund at
      fair value                                          4,283,042       3,746,749
    Separate Investment Account: Small Company
      Fund at fair value                                  1,527,272         958,307
    Separate Investment Account: Bond Fund at fair
      value                                                 471,733         344,760
    Separate Investment Account: Law Companies
      Common Stock Fund                                   1,333,339       2,188,423
    Participant loans receivable                          1,277,974       1,275,367
                                                        ---------------------------
                                                         38,386,970      34,878,501

Unallocated holding accounts                                345,536          56,749
Employee contributions receivable from employer             657,903         235,418
Employer contributions receivable                            15,478              --
                                                        ---------------------------
                                                         39,405,887      35,170,668

Liabilities
Forfeitures payable to employer                                  --          10,157
                                                        ---------------------------
Net assets available for benefits                       $39,405,887     $35,160,511
                                                        ===========================

See accompanying notes.

                           Law Companies Group, Inc.
                              401(k) Savings Plan

          Statements of Changes in Net Assets Available for Benefits

                                                    December 31
                                                1996           1995
                                          -------------------------------
Additions:
 Contributions from employees               $ 5,727,244     $ 4,867,974
 Contributions from employer                  1,138,552         640,543
 Investment income                              606,861       1,759,946
                                          -------------------------------
                                              7,472,657       7,268,463
Deductions:
 Benefit distributions                        5,906,659       2,945,366
 Administrative expenses                         20,672          19,858
                                          -------------------------------
                                              5,927,331       2,965,224
                                          -------------------------------
                                              1,545,326       4,303,239

Net realized and unrealized appreciation
 in fair value of investments (Note 3)        2,700,050       3,035,735
                                          -------------------------------
Net increase                                  4,245,376       7,338,974

Net assets available for benefits at
 beginning of year                           35,160,511      27,821,537
                                          -------------------------------
Net assets available for benefits at end
 of year                                    $39,405,887     $35,160,511
                                          ===============================


See accompanying notes.

                           Law Companies Group, Inc.
                              401(k) Savings Plan

                         Notes to Financial Statements

                    Years ended December 31, 1996 and 1995


1. Description of Plan

The following description of the Law Companies Group, Inc. ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Summary Plan Description for Law Companies Group, Inc. 401(k) Savings Plan for a more complete description of the Plan's provisions. Copies of this booklet are available from the Plan administrator.

General

The Plan is a defined contribution plan which covers substantially all full-time U.S. employees who are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to the lesser of 15% of their pre-tax annual compensation, as defined by the Plan, or the maximum allowable by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Through November 1995, the Company's contribution was equal to 50% of the participant's contributions, not to exceed 1% of the participant's compensation. As of November 1995, the Plan was amended to provide the Company's matching contributions in the form of the Company's common stock, not to exceed 1-1/2% of the participant's compensation.

Effective May 1996 the Plan was amended to remove the provision of Company matching contributions in the form of Company common stock. (See further discussion at Note 8). The Company is currently contributing matching contributions in the form of cash.

                           Law Companies Group, Inc.
                              401(k) Savings Plan

                   Notes to Financial Statements (continued)



1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the individual participant's account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. The Company contribution portion of the participant's accounts plus earnings thereon vest 100 percent after 5 years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 5% increments with a 10% minimum in any of six investment options.

     Guaranteed Income Fund

     Funds are invested in shares of a registered investment company that invests in U.S. Government securities and corporate bonds.

     Equity Fund

     Funds are invested in shares of a registered investment company that invests in Standard & Poor's 500 common stocks.

     Balanced Fund

     Funds are invested in shares of a registered investment company that invests in corporate bonds, common stocks and U.S. Government securities.

                           Law Companies Group, Inc.
                              401(k) Savings Plan

                   Notes to Financial Statements (continued)

1. Description of Plan (continued)

Investment Options (continued)

     Small Company Fund

     Funds are invested in shares of a registered investment company that invests in common stock of smaller capitalization companies.

     Bond Fund

     Funds are invested in shares of a registered investment company that invests in U.S. Government securities, corporate bonds, and commercial paper.

     Law Companies Common Stock Fund

     Funds are invested in shares of the Company's common stock. (see Note 8)

Participants may change their investment elections at any time.

Payment of Benefits

Upon termination of service, a participant may elect to receive benefits in either lump-sum distributions or annuity distributions. The full value of benefits are payable upon normal or postponed retirement, total or permanent disability, or to beneficiaries upon death of the participant.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The loans bear interest at prime plus 2% and must be repaid within 5 years. The respective participant's account principal and interest are repaid ratably through bi-weekly payroll deductions.

                           Law Companies Group, Inc.
                              401(k) Savings Plan

                   Notes to Financial Statements (continued)

1. Description of Plan (continued)

Administrative Expenses

The Plan is liable for all administrative expenses not paid by the Company. In 1996 and 1995, the Company paid the majority of the Plan's administrative expenses.

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan has a group annuity contract with Massachusetts Mutual Life Insurance Company (the Insurance Company). The Insurance Company receives contributions in exchange for participation units in various investment options.

The fair values of the participation units owned by the Plan in the Insurance Company Separate Investment Accounts at December 31, 1996 and 1995 are based on quoted redemption values as determined by the Insurance Company on the last business day of the plan year. The investments in the General Investment Account is stated at contract value, which represents contributions made under the contract plus interest earned less funds used to pay benefits and administrative expenses. In 1994, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 94-4, "Reporting of Investment Contracts Held by Health and Welfare and Defined-Contribution Pension Plans". The Plan has applied the provisions of the SOP in 1995 and reported its investment contracts with fully benefit-responsive features (as defined in the SOP) at contract value. The application of SOP 94-4 has not impacted the Plan's net assets available for benefits.

                           Law Companies Group, Inc.
                              401(k) Savings Plan

                   Notes to Financial Statements (continued)


2.  Summary of Significant Accounting Policies (continued)

The change in the difference between (a) the fair values of investments at the beginning of the year or the cost of investments purchased during the year and
(b) the fair values of investments at the end of the year, plus or minus any realized gains or losses on sales of investments during the year, is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits as realized and unrealized appreciation in the aggregate fair value of investments.

3.  Investments

Financial information relating to the Plan's investments at December 31, 1996 and 1995 is included in the accompanying financial statements based on information provided by the Insurance Company. That information is summarized below. Investments that represent 5 percent more of the Plan's net assets are separately identified.

Investments at fair value as determined by quoted market price (except as noted):


                                                            December 31
                                                         1996         1995
                                                     ---------------------------
Massachusetts Mutual Life Insurance Company:
  General Investment Account -- at contract value    $14,924,175    $13,924,628
  Separate Investment Account -- Equity Fund          14,569,435     12,440,267
  Separate Investment Account -- Balanced Fund         4,283,042      3,746,749
  Other                                                1,999,005      1,303,067
                                                     ---------------------------
                                                      35,775,657     31,414,711

Investments at estimated fair value:
  Participant loans                                    1,277,974      1,275,367
  Separate Investment Account -- Law Companies         1,333,339      2,188,423
    Common Stock Fund
                                                     ---------------------------
                                                       2,611,313      3,463,790
                                                     ---------------------------
                                                     $38,386,970    $34,878,501
                                                     ===========================


                           Law Companies Group, Inc.
                              401(k) Savings Plan

                   Notes to Financial Statements (continued)


3. Investments (continued)

The guaranteed investment account ("GIA") held by the Plan is fully benefit-responsive and as such has been recorded at contract value on the face of the financial statements in accordance with Statement of Position ("SOP") 94-4. The average yield for this GIA for the years ended December 31, 1996 and 1995 was 7.0% and 7.5%, respectively. The crediting interest rates for the GIA were 7.0% and 7.5% at December 31, 1996 and 1995, respectively. Based on the GIA interest rates available at December 31, 1996 and 1995, the fair values of the investment contracts were approximately $15,848,539 and $14,748,966, respectively. The Plan's intention is to hold the GIA until maturity and to make withdrawals from the accounts only to pay benefits in the normal course of operations of the Plan. The difference between the fair value and contract value is not allocable to individual participants.

During 1996 and 1995, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $2,700,050 and $3,035,735, respectively, as follows:


                                                 Year ended December 31
                                                   1996          1995
                                               ---------------------------
Separate investment accounts:
 Equity Fund                                    $2,146,368     $2,439,180
 Balanced Fund                                     336,069        460,980
 Small Company Fund                                230,293        122,291
 Bond Fund                                         (12,680)        13,284
                                               ---------------------------
                                                $2,700,050     $3,035,735
                                               ===========================

                           Law Companies Group, Inc.
                              401(k) Savings Plan


                   Notes to Financial Statements (continued)




4. Summary of Changes in Net Assets of Investment Funds

The Plan provides for separate investment funds for participants. The Plan's participants elect to invest in the General Investment Account (Guaranteed Income Fund) and/or Insurance Company Separate Investment Accounts (Equity Fund, Balanced Fund, Small Company Fund, Bond Fund, and Law Stock Fund). Changes in net assets of investment funds summarized below have been provided by the Insurance Company and reflect participant loan activities within contributions and benefit distributions on a cash basis and, therefore, will not agree with the financial statements. That information is summarized below.


                                                           Years ended December 31, 1996
                                   -----------------------------------------------------------------------------
                                     Guaranteed                                Small                  Law
                                       Income        Equity      Balanced     Company     Bond       Stock
                                        Fund          Fund         Fund        Fund       Fund       Fund
                                   -----------------------------------------------------------------------------

Net assets available for
 benefits at beginning of year       $13,924,628   $12,440,267   $3,746,749  $  958,307  $344,760  $2,188,423

Additions:
 Contributions from
  employer                               421,917        80,600        6,233      22,288     5,595     494,086
 Contributions from
  employees                            1,677,584     2,296,677      938,786     531,310   240,322     149,400
 Investment income                       953,831       319,000      153,178      26,996    26,515           -
 Transfers between funds                 534,087             -            -     104,553         -           -
                                   -----------------------------------------------------------------------------
                                       3,587,419     2,696,277    1,098,197     685,147   272,432     643,486
Deductions:
 Distribution of benefits to
  employees                            2,574,634     2,622,275      846,419     345,626    73,807      61,837
 Administrative expenses                  13,238         4,255        1,833         849       198         300
 Investment loss                               -             -            -           -         -     993,235
 Transfers between funds                       -        86,947       49,721           -    58,774     443,198
                                   -----------------------------------------------------------------------------
                                       2,587,872     2,713,477      897,973     346,475   132,779   1,498,570

Realized and unrealized
 appreciation (depreciation)
 in fair value of investments                  -     2,146,368      336,069     230,293   (12,680)          -
                                   -----------------------------------------------------------------------------
Net assets available for
 benefits at end of year             $14,924,175   $14,569,435   $4,283,042  $1,527,272  $471,733  $1,333,339
                                   =============================================================================

                           Law Companies Group, Inc.
                              401(k) Savings Plan

                   Notes to Financial Statements (continued)



4. Summary of Changes in Net Assets of Investment Funds

                                                          Year ended December 31, 1995
                               --------------------------------------------------------------------------------
                                Guaranteed                                    Small                    Law
                                  Income         Equity      Balanced        Company      Bond        Stock
                                   Fund           Fund         Fund           Fund        Fund        Fund
                               --------------------------------------------------------------------------------
Net assets available for
 benefits at beginning of year   $15,219,078   $ 8,360,649     $2,881,824    $563,876    $134,344   $       --

Additions:
 Contributions from employer         235,024       213,744         91,198      42,532      11,882       46,136
 Contributions from employees      2,145,019     1,649,208        792,885     410,312     139,047       19,244
 Investment income                 1,114,884       369,153        160,904      12,633      22,689          168
 Transfers between funds                  --       830,572             --          --      51,245    2,134,015
                               --------------------------------------------------------------------------------
                                   3,494,927     3,062,677      1,044,987     465,477     224,863    2,199,563

Deductions:
 Distributions of benefits to
  employees                        1,966,016     1,415,250        464,460     164,893      27,368       11,110
 Administrative expenses               9,381         6,668          2,364       1,052         363           30
 Transfers between funds           2,813,980            --        174,218      27,635          --           --
                               --------------------------------------------------------------------------------
                                   4,789,377     1,421,918        641,042     193,580      27,731       11,140

Realized and unrealized
 appreciation (depreciation)
 in fair value of investments             --     2,438,859        460,980     122,534      13,284           --
                               --------------------------------------------------------------------------------
Net assets available for
 benefits at end of year         $13,924,628   $12,440,267     $3,746,749    $958,307    $344,760   $2,188,423
                               ================================================================================

                           Law Companies Group, Inc.
                              401(k) Savings Plan

                   Notes to Financial Statements (continued)



5. Termination

Under provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time provided that amendments will not divert a vested interest, permit any part of the Plan's assets to revert to the Company, or permit any part of the Plan's assets to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries. If the plan is terminated, each participant's account will become fully vested.


6. Benefits Payable

At December 31, 1996 and 1995, Plan assets included approximately $1,319,000 and $1,314,000, respectively, which represent amounts allocated to the accounts of persons who have withdrawn from the Plan as of year-end and requested payment but for which payments have not yet been made. In addition, at December 31, 1996 and 1995, Plan assets included approximately $1,164,000 and $1,003,000 which represent amounts allocated to the accounts of persons who have terminated from the Company but which have not elected to withdraw from the Plan.

7. Income Tax Status

The Plan has obtained a favorable determination letter dated November 30, 1995 from the Internal Revenue Service (the IRS) that the Plan qualifies under
Section 401(a) of the Internal Revenue Code (the IRC) and the related trust is, therefore, not subject to tax under current income tax laws. The Plan has been amended since receiving the determination letter and has applied for a new letter on September 13, 1996. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the plans qualified status.

                           Law Companies Group, Inc.
                              401(k) Savings Plan

                   Notes to Financial Statements (continued)



8. Transactions with Related Party

Effective as of November 1995, the Plan was amended to permit employees to elect to invest their Plan contributions in Law Companies Common Stock, and provided that the Company's matching contributions under the Plan are made in the form of Company Common Stock. Effective as of May 14, 1996, the Plan was amended to eliminate the ability of employees to elect to invest in Company common stock and Company's matching contributions in the form of Company common stock. As of December 31, 1996, the Plan held 114,949 shares of Company stock with a fair market value of $1,450,000.

9. Form 5500

The Employee Retirement Income Security Act of 1974 (ERISA) requires the annual filing of a Series 5500 Form with the IRS. This filing satisfies the requirements of the IRS, the DOL, and the Pension Benefit Guaranty Corporation. The Plan financial statements are prepared on the accrual basis of accounting, whereas the Form 5500 is prepared on the cash basis of accounting. Therefore, differences result relating to the timing of contributions.

10. Subsequent Event

On February 14, 1997, the Board of Directors elected to increase the Company's matching percentage from 1-1/2% to 2%, effective February 14, 1997.

                           Law Companies Group, Inc.
                              401(k) Savings Plan

           Line 27a-Schedule of Assets Held for Investment Purposes

                               December 31, 1996


Description of Investment               Unit Value     Cost     Fair Value
--------------------------------------------------------------------------------
Massachusetts Mutual Insurance
  Company:
   Unallocated Insurance Contract-
    General Investment Account-
    Guaranteed Income Fund/(1)/          $    30        N/A     $14,924,175
  Separate Investment Account-Equity
    Fund                                   3,436    $9,490,913   14,569,435
  Separate Investment Account-
    Balanced Fund                            275     3,351,584    4,283,042
  Separate Investment Account-Small
    Company Fund                             498     1,235,063    1,527,272
  Separate Investment Account-Bond
    Fund                                     818       439,139      471,733
  Separate Investment Account-Law
    Stock Fund/(2)/                           12     2,188,423    1,333,339
                                                                --------------
Total assets held for investment                                $37,108,996
                                                                ==============


/(1)/  Reported at contract value.

/(2)/ Unit value and fair value for Separate Investment Account-Law Stock Fund represent values judgmentally determined by the Trustee based on the combination of Company stock and cash and cash equivalents to be invested at a subsequent trade date.

                 Law Companies Group, Inc. 401(k) Savings Plan

                Line 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1996

                                                                              Expenses                   Fair Value of
                                                                              Incurred                     Assets on
                                                       Purchase   Selling       with          Cost of     Transaction  Net Gain
Identity of Party Involved     Description of Assets     Price     Price     Transaction       Asset         Date       (Loss)
---------------------------------------------------------------------------------------------------------------------------------
Category (iii) -- Series of securities transactions in excess of 5% of plan assets.
Massachusetts Mutual Life
 Insurance Company Group
 Annuity Contract General     Guaranteed Income Fund
 Investment Account           -- 26 Transactions      $2,099,501  $      --      $  --      $2,099,501  $2,099,501     $  --

Massachusetts Mutual Life
 Insurance Company Group
 Annuity Contract Separate    Equity Fund
 Investment Account           -- 26 Transactions       2,377,276         --         --       2,377,276   2,377,276        --

Massachusetts Mutual Life
 Insurance Company Group
 Annuity Contract Separate    (3) Guaranteed Income
 Investment Account             Fund                          --   2,574,634        --             (3)   2,574,634       (3)

                 Law Companies Group, Inc. 401(k) Savings Plan

                         Year ended December 31, 1996


                                                                                   Expenses               Fair Value of
                                                                                   Incurred                 Assets on
                                                           Purchase     Selling      with       Cost of    Transaction    Net Gain
Identity of Party Involved      Description of Assets        Price       Price    Transaction    Asset         Date        (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Category (iii)-Series of securities transactions in excess of 5% of plan assets (continued).

Massachusetts Mutual Life
  Insurance Company Group
  Annuity Contract Separate     (3) Equity Fund
  Investment Account                                            --      2,622,274      --           (3)     2,622,274       (3)


There were no category (i), (ii) or (iv) transactions during 1996.

/(3)/ The number of transactions is not reported by the Contract Administrator, and cost is reported at contract value.

                                   SIGNATURE
                                   _________

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934,
_________
the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

LAW COMPANIES GROUP, INC.
401(k) SAVINGS PLAN

/s/ George H. Ferguson III
_____________________________________
George H. Ferguson III
Plan Administrator


Dated:  June 30, 1997

                                   FORM 11-K

                               INDEX TO EXHIBITS

EXHIBIT NUMBER                                                       PAGE NUMBER
______________                                                       ___________

     23             Consent of Independent Auditors                       25